JABIL CIRCUIT, INC.

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, FL 33716

September 13, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Angela Crane, Branch Chief

Re:	Jabil Circuit, Inc.

Form 10-K for the fiscal year ended August 31, 2006

File No. 001-14063

Dear Ms. Crane:

On behalf of Jabil Circuit, Inc. (“Jabil”), I am writing in response to the comments set forth in your letter addressed to the undersigned dated August 29, 2007 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), each of the Staff’s comments is repeated below, along with Jabil’s response to each comment set forth immediately following the comment.

Comment 1

Form 10-K for the Year Ended August 31, 2006

General

1.	We note the disclosure on page 55 of your Form 10-K and pages 20, 21 and 32 of your Form 10-Q for the nine-months ended May 31, 2007, that purchased intangible assets were valued by an independent valuation firm. While in future filings management may elect to take full responsibility for valuing the equity instruments, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Response to Comment 1

This will confirm that in future SEC filings, Jabil will either elect to take full responsibility for valuing its assets or, if Jabil refers to an expert in any capacity, it will name the independent valuation firm. Jabil notes that if it incorporates by reference into any registration statement a Form 10-Q or 10-K that identifies any such valuation firm by name, it will include the consent of the independent valuation firm as an exhibit to the registration statement.

Securities and Exchange Commission

September 13, 2007

Comment 2

Item 7. Management’s Discussion and Analysis, page 44

2.	Please revise in future filings to include a separately captioned section to discuss any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. We refer you to Item 303(a)(4) of Regulation S-K.

Response to Comment 2

Jabil had no off-balance sheet arrangements required to be disclosed in the Form 10-K for its fiscal year ended August 31, 2006 (the “2006 10-K”). In future SEC filings if Jabil has material off-balance sheet arrangements, Jabil will include a separately captioned section to discuss any off-balance sheet arrangements that are reasonably likely to have a current or future effect on its financial condition.

Comment 3

Liquidity and Capital Resources, page 75

3.	Revise future filings to define, in greater detail, the financial and other covenants that you are required to maintain under your loans and notes payable agreements.

Response to Comment 3

Generally, the financial and other covenants under Jabil’s loans and notes payable agreements have not had a material impact on Jabil’s financial condition. Despite this lack of materiality, Jabil has included a general discussion in its 2006 10-K of the financial covenants of its two primary credit facilities (see the fourth paragraph of page 77 and the carryover paragraph at the top of page 78). In addition, when a covenant has become material (such as the covenant in certain of Jabil’s indebtedness agreements that it deliver its quarterly and annual financial statements by a certain date and the covenant in the Unsecured Revolver regarding the indebtedness to EBITDA ratio and the interest coverage ratio), Jabil discussed it (see pages 160 through 162 of the 2006 10-K, which were cross-referenced on pages 76 and 78-81 of the Liquidity and Capital Resources section, regarding the discussion of the waivers of the financial statement delivery covenants and the revisions to the covenants regarding financial ratios).

In response to the Staff’s comments above, Jabil will include additional details in its future filings regarding the financial and other covenants under its loans and notes payable agreements. As an example of how that disclosure might look, applying this intention to the 2006 10-K, Jabil would have disclosed language regarding its Amended Revolver (in lieu of the language in the tenth sentence of the fourth paragraph of page 77 of the 2006 10-K), as follows:

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September 13, 2007

Jabil and its subsidiaries are subject to the following financial covenants: (1) a minimum consolidated fixed charge coverage ratio, meaning the ratio of (a) consolidated EBITDA (as defined in the Amended Revolver), plus payments related to operating leases to (b) consolidated interest expense plus payments relating to operating leases; (2) a minimum Consolidated Net Worth (as defined in the Amended Revolver); and (3) a maximum ratio of (a) consolidated Total Indebtedness (as defined in the Amended Revolver) to (b) consolidated EBITDA. In addition, Jabil and its subsidiaries are subject to other covenants such as: limitation upon debt, limitation upon liens; limitation upon mergers, acquisitions, etc.; limitation upon disposition of assets, dissolution of subsidiaries, etc.; limitation upon nature of its business; limitation upon investments, loans and advances; limitation upon transactions with its affiliates; limitation upon sale and leaseback transactions; limitation upon the ability to make negative pledges; limitation upon inconsistent agreements; limitation upon accounting changes; limitation upon additional covenants; limitation upon dividends and other restricted payments; limitation upon acquisitions of divisions, lines of business, and facilities; limitation upon rate management transactions; preservation of corporate existence, etc.; compliance with laws, etc.; maintenance of properties, insurance; reporting requirements; and accounting, access to records, books, etc.

Applying this intention to the 2006 10-K, Jabil would have disclosed language regarding its Unsecured Revolver (in lieu of the language in the eighth sentence of the carryover paragraph at the top of page 78 of the 2006 10-K), as follows:

Jabil and its subsidiaries are subject to the following financial covenants: (1) a maximum ratio of (a) Debt (as defined in the Unsecured Revolver) to (b) Consolidated EBITDA (as defined in the Unsecured Revolver) and (2) a minimum ratio of (a) Consolidated EBITDA to (b) interest payable on, and amortization of debt discount in respect of, Debt (note that as disclosed on page 160 of the 2006 10-K, which was cross-referenced on pages 78 of the Liquidity and Capital Resources section, these covenants were revised in covenant waivers following the end of Jabil’s 2006 fiscal year). In addition, Jabil and its subsidiaries are subject to other covenants, such as: limitation upon liens; limitation upon mergers, etc.; limitation upon accounting changes; limitation upon subsidiary debt; limitation upon sales, etc. of assets; limitation upon change in nature of business; payment restrictions affecting subsidiaries; compliance with laws, etc.; payment of taxes, etc.; maintenance of insurance; preservation of corporate existence, etc.; visitation rights; keeping of books; maintenance of properties, etc.; transactions with affiliates; and reporting requirements.

Applying this intention to the 2006 10-K, Jabil would disclose language regarding its publicly held 5.785% Senior Notes (which are described in the third paragraph of page 76 of the 2006 10-K), as follows:

Jabil is subject to covenants such as: limitation upon consolidation, merger, and sales by Jabil, limitation upon liens of Jabil and its restricted subsidiaries,

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September 13, 2007

limitation upon sales and leasebacks of Jabil and its restricted subsidiaries, limitation upon funded debt of Jabil’s restricted subsidiaries, limitation on guarantees given by Jabil’s subsidiaries for Jabil indebtedness, corporate existence of Jabil and its restricted subsidiaries, reports, and compliance and notice requirements.

Comment 4

Item 9A. Controls and Procedures, page 83

4.	We note your disclosure that your “CEO and CFO concluded that the design and operation of [your] Disclosure Controls were effective to ensure that information required to be disclosed by [the company] in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities Exchange Commission rules and forms.” Revise in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response to Comment 4

The definition of “disclosure controls and procedures” in Exchange Act Rule 13(a)-15(e) includes the language “controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Because Jabil made a definitive statement on all of its Disclosure Controls, it did not also include the sub-component of its Disclosure Controls that you reference. This will confirm, however, that in future filings, assuming the conclusion is then true, Jabil will explicitly include this language.

Comment 5

5.	In light of the fact that it appears that a material weakness existed with respect to your stock option grant practices, tell us and revise future filings to disclose in reasonable detail the basis for your officers’ conclusions that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Response to Comment 5

As described in the last paragraph of subpart (d) of Jabil’s Item 9A (see page 84 of the 2006 10-K), Jabil concluded that while it had the material weakness you noted as of August 31, 2005, such weakness did not exist as of August 31, 2006 (the date that is the subject of the Item 9A discussion) due to controls Jabil implemented during the first quarter of the 2006 fiscal year in

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connection with its adoption of SFAS 123R – Share-Based Payment on September 1, 2005. In future Form 10-Ks, Jabil will discuss its conclusions regarding its then-existing disclosure controls and procedures as of the end of the fiscal period covered by the report.

Comment 6

Financial Statements, page 97

Note 1. Description of Business and Summary of Significant Accounting Policies, page 107

h. Revenue Recognition, page 108

6.	We see that you derive certain of your revenues from after-market services, design services and excess inventory sales. Please tell us more about the specific nature of these products and services and how you recognize the related revenue.

Response to Comment 6

After-Market Services. Certain customers of Jabil sell products such as cell phones, laptop computers, etc. to end users and offer their end users a warranty as well as repair services. Rather than Jabil’s customer fixing its products when they are returned for repair or warranty, the customer has retained Jabil to fulfill that function. These repair services are initiated when an electronic product is shipped to one of Jabil’s after-market service centers. In substantially all instances, those products shipped to a Jabil after-market service center for repair were not originally manufactured by Jabil. Jabil’s after-market services accounted for approximately $425 million (or approximately 4%) of its net revenue for its 2006 fiscal year. Jabil recognizes revenue based on the guidelines set forth in SEC Topic 13 when all of the following criteria are met:

1.	Persuasive evidence of an arrangement exists. Jabil has agreements (in written or electronic form), consisting of contracts, statements of work, purchase orders, etc., with its customers for repair services. These agreements provide the pricing for the services to be performed.

2.	Delivery has occurred or services have been rendered. Jabil will analyze the products received for a determination of whether a problem really exists and, if so, a determination as to whether or not the product should be repaired or scrapped. Revenue is recognized on these services when the service is complete, which is either (a) for a product that is determined to be non-repairable, when such product is scrapped, (b) for those products which are repaired, when the service is complete and the repaired units are shipped to the customer based on the terms of the agreement, or (c) for the products of certain customers that, once repaired, must go through additional testing by the customer (that is not duplicated by Jabil), when the customer accepts those products as being repaired.

3.	The seller’s price to the buyer is fixed or determinable. As each product is repaired, the customer is charged in accordance with the terms of the agreement.

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4.	Collectibility is reasonably assured.

Design Services. Jabil’s design services primarily consist of collaborative design services in which the customer provides the design specifications for certain elements of a product and Jabil then converts the specifications into an actual detailed design of a specific element of a product. Jabil’s design services accounted for less than one-half of one percent of its net revenue for its 2006 fiscal year. Jabil recognizes revenue based on the guidelines set forth in SEC Topic 13 when all of the following criteria are met:

1.	Persuasive evidence of an arrangement exists. Jabil has agreements (in written or electronic form), consisting of contracts, statements of work, purchase orders, etc., with its customers for design services. These agreements provide the pricing for the services to be performed.

2.	Delivery has occurred or services have been rendered. Design services, in virtually all instances, consist of one of the following arrangements:

•

Certain customer contracts and purchase orders call for design services that have multiple stages with a deliverable due at the end of each stage with specified acceptance criteria. Revenue is recognized for these services at the end of each stage when the services are completed for such stage and the customer has accepted the specific deliverable for such stage. Under these agreements, the customer is not due a refund if future stages do not reach conclusion or if the project is cancelled.

•	For other agreements, there is only one deliverable which is delivered at the end of the design project. Revenue is recognized when that deliverable is accepted by the customer.

3.	The seller’s price to the buyer is fixed or determinable. The customer is charged based on the personnel, material and overhead costs to be incurred for the design services in accordance with the terms of the applicable agreement.

4.	Collectibility is reasonably assured.

Excess Inventory Sales. Excess inventory sales represent sales to a customer of raw materials, which were expected to be used in production of finished goods for a customer but then are not used due to customer demand reductions. Jabil’s excess inventory sales accounted for less than $250 million (which is less than 2.5%) of its net revenue for its 2006 fiscal year. Jabil recognizes revenue based on the guidelines set forth in SEC Topic 13 when all of the following criteria are met:

1.

Persuasive evidence of an arrangement exists. Pursuant to agreements (in written or electronic form), consisting of contracts, statements of work, purchase orders, etc., with its customers, Jabil orders raw materials based on agreed forecasted production requirements provided to Jabil by its customer. At times, a customer’s actual production requirements will vary from its original forecasted production requirements (for reasons such as a decreased demand from the customer’s end users, the product’s life span ending sooner than planned, etc.) leaving Jabil with

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inventory for which there is no production demand and that was purchased on non-cancellable and non-returnable terms from its supply base. At this point, the customer is in virtually all instances contractually obligated to purchase this excess inventory. As described below, in some instances, the excess inventory is returned to the customers and, in some instances, it is sold off to a third party. If it is sold to a third party Jabil has an agreement with that third party.

2.	Delivery has occurred or services have been rendered. Excess parts sales consist of one of the following arrangements:

•

The customer will request that Jabil sell the excess inventory to a third party and the customer will pay Jabil for any difference between what Jabil was able to sell the material for and the customer’s contractual purchase price. Revenue is recognized for the price of the inventory sold to the third party when the excess inventory is shipped to the third party based on the shipping terms agreed to with that third party. At the same time, the revenue is recognized from the customer for any difference between the customer’s contractual purchase price and the sales price to the third party.

•

The customer will directly purchase the excess inventory from Jabil and have Jabil send it to a warehouse of the customer’s choice, in which case Jabil recognizes the revenue when the product is shipped to the customer based on the shipping terms specified in the agreement.

•

In the rare instance that the customer does not have responsibility for the excess inventory, Jabil sells the excess inventory to a third party pursuant to an agreement with that third party and recognizes revenue at the time the excess inventory is shipped to the third party, based on the shipping terms agreed to with that third party.

3.	The seller’s price to the buyer is fixed or determinable. The customer is charged in accordance with the terms of the applicable agreement and/or the third party is charged based on an agreed price.

4.	Collectibility is reasonably assured.

Comment 7

Note 10. Pension and Other Postretirement Benefits, page 141

7.	It appears that you maintain both foreign and domestic pension and post retirement benefit plans. Please tell us why you believe it is appropriate to combine the disclosures related to these plans. We refer you to the guidance in paragraphs 6-7 of SFAS 132(R).

Response to Comment 7

Jabil does not maintain a domestic pension or a post retirement benefit plan. In applicable future SEC filings, if that remains true, Jabil will make that point clear. If at a future time, Jabil maintains both foreign and domestic pension and/or post retirement plans, it will segregate the disclosures related to those plans.

Securities and Exchange Commission

September 13, 2007

Comment 8

Note 14. Concentration of Risk and Segment Data, page 153

b. Segment Data, page 154

8.	We noted the significant amount of other non-allocated charges in your segment income reconciliation to income before income taxes. Considering the significance of these charges, please tell us about the primary components of these non-allocated charges and how management reviews these charges as part of managing the business.

Response to Comment 8

The non-allocated charges in Jabil’s segment disclosures consist primarily of sales and general and administrative expenses. These expenses represent the departments that support the global business, including Jabil’s senior executive management team, investor relations, financial reporting, tax, treasury, certain information technology functions, internal audit, risk management, etc. These expenses are not tied to specific regions and the management of the regions do not control these expenses. Accordingly, senior executive management does not hold regional management responsible for those costs. Those costs are reviewed separately from the expenses of the regions and the actual amounts of those expenses are reviewed with the non-regional executives who are responsible for the various cost centers in this category, with the focus being cost control. The expenses for these activities are then added to the regional financial statements for company-wide consolidated results.

Comment 9

Form 8-K filed January 17, 2007

9.	We note you filed a Form 8-K announcing the successful completion of your acquisition of Green Point for approximately $870.7 million. It appears you may meet one or more of the significance tests under Rule 1-02(w) to provide historical financial statements for Green Point. Please provide us with your significance tests as set forth under Rule 1-02(w) along with the reason why you believe financial statements of Green Point in your previously filed Form 8-K were not required. Refer to the guidance in Rule 3-05 and Rule 1-02(w) of Regulation S-X.

Securities and Exchange Commission

September 13, 2007

Response to Comment 9

Jabil’s current conclusions concerning each of the significance tests are set forth below:

(In thousands)	Jabil 8/31/2006	Green Point 12/31/2006

Total Assets	$5,411,730	$579,642
Pre-tax income	$225,116	$36,343

Purchase Price	$892,461

Significance test
Investment	16.5%
Asset	10.7%
Pre-tax income	16.1%

Jabil’s 2006 fiscal year ended August 31, 2006, while Green Point’s 2006 fiscal year ended December 31, 2006. As noted above, such calculations used Jabil’s August 31, 2006 financial statements and Green Point’s December 31, 2006 financial statements (as appropriately adjusted by Jabil to US GAAP as contemplated by the relevant rules). The Green Point acquisition was substantially completed at the closing of the tender offer in January 2007. Jabil’s 2006 10-K was filed approximately six months late (in May 2007) due to matters related to Jabil’s fiscal years preceding the 2006 fiscal year and unrelated to the Green Point acquisition.

As any financial statements relating to Green Point that might have been included in a Form 8-K/A should have been filed in late March 2007 (almost eight months after Jabil’s fiscal year 2006 ended), Jabil determined that the significance test would most appropriately be made using its 2006 financial statements as compared to Green Point’s 2006 financial statements. At the time of the determination, in March 2007, Jabil used its fiscal year 2006 financial statements (which were in substantially final form before the consummation of the tender offer, but unable to be publicly filed due to the delay encountered in finalizing financial statements for prior periods). Jabil performed the calculations again using its finalized audited 2006 financial statements and reached the same conclusion. In determining to use its fiscal 2006 financial statements, Jabil considered the following:

(i) Rule 1.02(w) of Regulation S-X refers to the “most recently completed fiscal year,” which was August 31, 2006.

(ii) The use of Jabil’s 2005 fiscal year financial statements for purposes of the significance tests in light of language included in Topic Two, subpart I.D.3.b) of the Division of Corporate Finance’s Accounting Disclosure Rules and Practices Training Manual (2000) edition was considered. As Jabil issued a Form 8-K on November 14, 2006, regarding non-reliance on its 2005 fiscal year financial statements (and possibly other previously issued financial statements) and as adjustment of the fiscal year 1996 through fiscal year 2005 financial statements was still being finalized at the time of the Green Point acquisition (and at the time that any such Form 8-K/A could have been due), Jabil did not have substantially final financial statements available for fiscal year 2005 and prior years at that time.

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(iii) The financial impact of the 2007 Green Point acquisition would be relevant in the context of Jabil’s fiscal year 2006 financial statements and not prior periods.

(iv) Jabil’s independent registered accounting firm, KPMG, informed Jabil that a partner in KPMG’s national office informally discussed (on a “no-name” basis) a similar fact set with Stephanie Hunsaker in the Division’s Chief Accountant’s Office. KPMG relayed to Jabil that Ms. Hunsaker agreed that a company that was delinquent in filing its most recent Form 10-K would act reasonably in (a) using its best estimate of the financial information to be included in the delinquent filing to determine the significance of an acquisition after the due date of the delinquent filing and (b) recalculating the significance when the delinquent Form 10-K was filed. KPMG further relayed to Jabil Ms. Hunsaker’s indication that, based on this recalculation, if the acquisition was more significant than originally expected and surpassed the criteria set forth in Rule 1-02(w), then the registrant would need to file the additional required financial statements of the acquiree.

As a result of its analysis of these factors, for purposes of the significance tests, Jabil used its fiscal year ended August 31, 2006 financial statements.

Comment 10

Form 10-Q for the Three and Nine-Months Ended May 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 33

10.	We noted that other expense for the nine-months ended May 31, 2007 includes $8.4 million of “other income” related to proceeds received in the first quarter of fiscal year 2007 in connection with facility closure costs. Please tell us more about these costs and why you believe your classification as non-operating expense is appropriate.

Response to Comment 10

Jabil incurred severance costs, impairment costs and other costs related to the closure of a manufacturing facility in Europe. As Jabil was ultimately responsible for the decision-making to close the facility, the announcements to the public and to the works council and activities associated with the restructuring plan, the restructuring costs were recorded in accordance with SFAS 146 as restructuring and impairment costs in the income statements. This facility was acquired as part of a fiscal year 2003 acquisition. As part of the acquisition, the seller agreed that if Jabil decided to close down the facility within a specified period, the seller would pay Jabil for a percentage of the costs incurred to shut down the facility. As this payment is due directly from the seller and the plant closure process involves multiple parties (Jabil, its vendors

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and employees) it was determined that netting these payments against the restructuring costs in the income statement was not appropriate, and that the payment of the costs by the seller was outside of the normal scope of activities conducted by Jabil and should therefore be shown as other income and not an increase in operating income.

* * *

Jabil acknowledges the following:

•	Jabil is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Jabil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jabil believes that the foregoing responds fully to each of the questions in the Staff’s August 29, 2007 Comment Letter. Please let us know if you have any questions about our responses.

Respectfully submitted,

JABIL CIRCUIT, INC.

By:	/s/ Forbes I.J. Alexander
Forbes I.J. Alexander
Chief Financial Officer

cc:	Timothy L. Main, Chief Executive Officer, Jabil Circuit, Inc.

Robert L. Paver, General Counsel, Jabil Circuit, Inc.

Chester E. Bacheller, Esq., Holland & Knight LLP

Steven W. McMullen, Partner, KPMG LLP